Lemminkäinen Interim Report 1 January - 30 September 2017

LEMMINKÄINEN CORPORATION      STOCK EXCHANGE RELEASE 26 OCTOBER 2017 AT 8:00 A.M.

LEMMINKÄINEN INTERIM REPORT 1 JANUARY - 30 SEPTEMBER 2017

July‒September 2017 (7‒9/2016)

•	Order inflow was EUR 362.2 million (351.4).
•	Order book at the end of the period amounted to EUR 1,454.8 million (1,406.6).
•	Net sales totalled EUR 625.8 million (531.6).
•
Operating profit amounted to EUR 48.7 million (42.8), or 7.8% (8.0) of net sales. The operating profit includes
EUR 1.0 million transaction costs related to the planned combination of Lemminkäinen and YIT.

•	Adjusted operating profit 1) amounted to EUR 47.5 million (42.8), or 7.6% (8.1) of net sales.
•	Profit for the period was EUR 36.3 million (30.7).
•	Earnings per share were EUR 1.54 (1.27).
•	Cash flow from operating activities totalled EUR 51.6 million (86.0).
•	Equity ratio was 36.7% (34.3) and gearing 31.6% (23.7) at the end of the review period.
•	Interest-bearing net debt at the end of the review period was EUR 104.5 million (82.0).
•	On 12 September 2017, the Extraordinary General Meeting of Lemminkäinen resolved on the merger of Lemminkäinen into YIT Corporation in accordance with the merger plan and approved the merger plan.

January‒September 2017 (1‒9/2016)

•	Order inflow was EUR 1,212.5 million (1,134.7).
•	Net sales totalled EUR 1,332.1 million (1,205.4).
•
Operating profit amounted to EUR 31.7 million (32.6), or 2.4% (2.7) of net sales. The operating profit includes a EUR 3.4 million compensation paid by Lemminkäinen related to the Helsinki Court of Appeal’s decision regarding breach of the Finnish environmental protection law and EUR 2.8 million transaction costs related to the planned combination of Lemminkäinen and YIT.

•	Adjusted operating profit 1) amounted to EUR 35.8 million (32.8), or 2.7% (2.7) of net sales.
•	Profit for the period was EUR 15.3 million (15.1).
•	Earnings per share were EUR 0.58 (0.44).
•	Cash flow from operating activities totalled EUR 6.8 million (93.2).

Profit guidance for 2017

Lemminkäinen updated its profit guidance for 2017 on 12 September 2017. Lemminkäinen estimates that its net sales in 2017 will grow from 2016 (EUR 1,682.7 million). The adjusted operating profit in 2017 is expected to improve from the adjusted operating profit in 2016 (EUR 45.1 million).1)

1) Operating profit is adjusted by material items affecting comparability outside ordinary course of business such as transaction costs related to the planned combination as well as costs, compensations and reimbursements related to the court proceedings and write-downs related to non-core businesses.

Key figures, IFRS		7-9/ 2017	7-9/ 2016	Change	1-9/ 2017	1-9/ 2016	Change	1-12/ 2016
Net sales	M€	625.8	531.6	94.2	1,332.1	1,205.4	126.7	1,682.7
Paving	M€	276.4	268.2	8.2	495.2	498.5	-3.3	648.5
Infra projects	M€	138.5	126.7	11.8	340.2	308.3	31.9	426.2
Building construction, Finland	M€	188.0	131.1	56.9	457.6	385.1	72.5	581.2
Russian operations	M€	31.9	21.4	10.5	63.2	39.3	23.9	54.5
Other operations and Group eliminations	M€	-9.0	-15.7	6.7	-24.1	-25.8	1.7	-27.7
Operating profit	M€	48.7	42.8	5.9	31.7	32.6	-0.9	67.6
Paving	M€	24.5	30.6	-6.1	8.3	20.9	-12.6	20.8
Infra projects	M€	4.6	7.3	-2.7	2.8	7.6	-4.8	12.5
Building construction, Finland	M€	16.7	3.5	13.2	25.2	6.5	18.7	17.2
Russian operations	M€	1.3	1.8	-0.5	0.2	0.6	-0.4	-3.8
Other operations	M€	1.5	-0.5	2.0	-4.8	-3.0	-1.8	20.9
Operating margin	%	7.8	8.0		2.4	2.7		4.0
Paving	%	8.9	11.4		1.7	4.2		3.2
Infra projects	%	3.3	5.7		0.8	2.5		2.9
Building construction, Finland	%	8.9	2.7		5.5	1.7		3.0
Russian operations	%	4.2	8.5		0.4	1.5		-7.0
Pre-tax profit	M€	45.0	37.9	7.1	19.6	19.0	0.6	49.2
Profit for the period	M€	36.3	30.7	5.6	15.3	15.1	0.2	38.0
Earnings per share for the period, basic		€1.54	1.27	0.27	0.58	0.44	0.14	1.27
Earnings per share for the period, diluted		€1.53	1.27	0.26	0.58	0.44	0.14	1.26
Cash flow from operating activities	M€	51.6	86.0	-34.4	6.8	93.2	-86.4	131.7

Key figures, IFRS		30 Sep 2017	30 Sep 2016	Change 9/17 vs 9/16	30 June 2017	Change 9/17 vs 6/17	31 Dec 2016
Order book	M€	1,454.8	1,406.6	48.2	1,647.4	-192.6	1,265.2
Operating capital	M€	404.5	394.6	9.9	420.6	-16.1	388.2
Balance sheet total	M€	1,037.0	1,156.7	-119.7	1,018.0	19.0	968.0
Interest-bearing net debt	M€	104.5	82.0	22.5	156.8	-52.3	81.1
Equity ratio1)%		36.7	34.3		34.7		39.5
Gearing2)%		31.6	23.7		53.3		24.3
Return on capital employed, rolling 12 months	%	12.4	8.3		11.0		11.3

1) Equity ratio, if hybrid bonds were treated as debt: 9/2017: 32.9%, 9/2016 27.4% and 12/2016: 35.4%.

2) Gearing, if hybrid bonds were treated as debt: 9/2017: 47.2%, 9/2016 54.6% and 12/2016: 38.8%.

President and CEO Casimir Lindholm:

“In the third quarter, our net sales and operating profit grew year on year, driven by the good performance of the Building Construction, Finland segment,” says Casimir Lindholm, President and CEO. “In Infra projects, lower operating profit was mainly due to the weaker margins in individual projects in Finland and the Baltic countries. In Russian operations, our order book is on a satisfactory level, but reaching our financial targets after the recent strategy change will still take some time. In Paving, despite the good performance in Finland, the segment suffered from poor profitability in Scandinavia caused by intense price competition as well as our weak operative performance.”

“Our financial position improved year-on-year. Our interest-bearing debt is now less than EUR 200 million. Our equity ratio is 32.9% and our gearing is 47.2%, if hybrid bonds were treated as debt.”

“Our order book is relatively strong, and after the reporting period we signed a new agreement with Stockholm Vatten AB worth approximately EUR 30 million for the rock engineering work in Henriksdal wastewater treatment plant in Stockholm, Sweden. The market outlook in our main market area remains positive, which should support our growth targets.”

“On 12 September, the planned merger of Lemminkäinen and YIT took an important step forward, as the Extraordinary General Meetings of Lemminkäinen and YIT approved the plan to combine the two companies. The completion of the merger is still subject to, inter alia, merger control approvals from competition authorities. We have started to plan the integration together with YIT.”

Market outlook

In Finland, the total volume of construction is expected to grow in 2017. Residential construction overall is estimated to remain at a good level, although investor demand is expected to decline somewhat from the high levels witnessed in 2016. Demand for apartments will still be focused on small units in urban growth centres. Non-residential construction is estimated to remain stable, due to individual major projects and public sector works. Renovation is expected to grow moderately due to increasing urbanisation and public sector works.

Infrastructure construction is expected to grow approximately 2% in 2017. The Government’s decisions regarding transport projects in the General Government Fiscal Plan as well as major cities’ investments in infrastructure improve the outlook for both paving and infra projects. The state’s planned investments in basic road maintenance are expected to keep demand stable for paving in 2017. Demand for infra projects is maintained by complex projects in urban growth centres and industrial investments but the competition is intense.

In Norway and Sweden, infrastructure construction is boosted by multi-year, state-funded traffic infrastructure development programmes. In both countries, infrastructure construction is expected to grow in 2017. Large-scale road and railway projects are ongoing or planned near urban growth centres in Sweden and Norway, which will increase demand for infra projects and paving. In addition, especially Norway is investing in the development and renewal of energy production.

In Denmark, demand for paving is expected to decline as public investments in road infrastructure are decreasing.

In Russia, economic growth is at a low level. The fluctuations in the price of oil are reflected in the currency exchange rate. In negotiated contracting in building construction, price competition is high but the reliability of the builder has become a competitive advantage. Construction and repair projects on major roads are expected to maintain demand for paving.

In the Baltic countries, the volume of infrastructure construction has started to grow.

Briefing

A Finnish-language briefing for analysts and the media will be held at 12:00 noon (EET) on Thursday 26 October 2017 at Lemminkäinen’s head office. The street address is Salmisaarenaukio 2, Helsinki, Finland. Lemminkäinen’s President and CEO Casimir Lindholm will present the Interim report. The presentation material can be found in Finnish and English at the company’s website, www.lemminkainen.com/investors.

Financial reporting in 2017

In 2017, Lemminkäinen’s financial reports are published as follows:

9 February 2017	Financial statements bulletin 2016
Week 9	Annual report 2016
27 April 2017	Interim report 1 Jan – 31 March 2017
27 July 2017	Half year financial report 1 Jan – 30 June 2017
26 October 2017	Interim report 1 Jan – 30 Sep 2017

LEMMINKÄINEN CORPORATION
Corporate Communications

Additional information:
Casimir Lindholm, President and CEO, tel. +358 2071 53304
Ilkka Salonen, CFO, tel. +358 2071 53304

DISTRIBUTION:
Nasdaq Helsinki Ltd
Key media
www.lemminkainen.com

Lemminkäinen is an expert in complex infrastructure construction and building construction in Northern Europe and one of the largest paving companies in its market. Together with our customers and 4,700 professionals we employ, we build a sustainable society. In 2016, our net sales were EUR 1.7 billion. Lemminkäinen Corporation’s share is quoted on Nasdaq Helsinki Ltd. www.lemminkainen.com

Attachments

•	2017_Q3_Interim_Report (pdf)

Notice to Lemminkäinen Shareholders in the United States

The YIT shares to be issued in connection with the merger have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and are being issued in reliance on the exemption from registration set forth in Rule 802 under the Securities Act.

YIT and Lemminkäinen are Finnish companies and the issuance of YIT shares will be subject to procedural and disclosure requirements in Finland that may be different from those of the United States. Any financial statements or other financial information included in this release may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for U.S. shareholders of Lemminkäinen to enforce their rights and any claims they may have arising under U.S. federal securities laws in connection with the merger, since YIT and Lemminkäinen are located in non-U.S. jurisdictions, and some or all of YIT’s and Lemminkäinen’s officers and directors may be residents of countries other than the United States.

As a result, U.S. shareholders of Lemminkäinen may not be able to sue YIT or Lemminkäinen or their respective officers and directors in a court in Finland for violations of U.S. federal securities laws. Further, it may be difficult to compel YIT or Lemminkäinen to subject themselves to the jurisdiction or judgment of a U.S. court.

Lemminkäinen’s shareholders should be aware that YIT may purchase Lemminkäinen’s shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed merger.